Filed pursuant to Rule 433

Registration Statement No. 333-134318

November 1, 2006

Free Writing Prospectus

Dated November 1, 2006

5,250,000 Shares

Common Stock

This free writing prospectus relates only to the securities described below and should be read together with the prospectus, dated November 1, 2006, relating to these securities.

We are offering 3,750,000 shares of our common stock and the selling stockholders are selling an additional 1,500,000 shares under an effective registration statement at a public offering price of $14.00 per share.

Thomas Weisel Partners LLC, on behalf of the underwriters, expects to deliver the shares on or about November 7, 2006.

The following information updates and supersedes the information set forth in the preliminary prospectus, dated October 13, 2006, as follows:

Over-Allotment Option

We and the selling stockholders, together with certain members of management, have granted the underwriters a 30-day option to purchase up to an additional 787,500 shares, solely to cover over-allotments, if any, of which we may sell up to 32,500 shares.

Use of Proceeds

We will receive net proceeds from the sale of the 3,750,000 shares of our common stock being sold by us in the offering of approximately $48.3 million after deducting underwriting discounts and commissions and estimated offering expenses.

Thomas Weisel Partners LLC	Jefferies & Company
Sole Book-Running Manager	Co-Lead Manager

Canaccord Adams	Merriman Curhan Ford & Co.

Consolidated Financial Data and Capitalization

As of September 24, 2006, on a pro forma as adjusted basis, assuming completion of the offering (in thousands):

•	cash and cash equivalents would have been approximately $53,970;
•	working capital would have been $66,357;
•	total assets would have been $81,222;
•	additional paid-in capital would have been $175,601;
•	total stockholders’ equity would have been $68,172; and
•	total capitalization would have been $68,172.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-933-3445.